Exhibit 99.1

Talend Reports Second Quarter 2016 Financial Results

-Achieves record quarterly revenue of $25.4 million, accelerating to 38% year-over-year

-Quarterly subscription revenue of $21.2 million, an increase of 40% year-over-year

REDWOOD CITY, Calif.--(BUSINESS WIRE)--August 25, 2016--Talend (NASDAQ: TLND), a global leader in cloud and big data integration software, today released financial results for the second quarter ended June 30, 2016.

“We achieved record revenue for the second quarter of 2016 of $25.4 million, accelerating to 38% year-over-year growth from 34% in the first quarter of 2016,” said Mike Tuchen, Talend CEO. “Our strong results were driven by our cloud and big data solutions, with combined revenues continuing to grow over 100% year-over-year. Following our successfully completed IPO in July, we are pleased to have recently been named as a leader in the Gartner Magic Quadrant for Data Integration Tools. With our flexible product architecture, we believe Talend is well positioned to capitalize on the growing trend of Hadoop, Spark, and cloud adoption as organizations look to leverage their data to optimize every aspect of their business.”

Second Quarter 2016 Financial Highlights

  Revenue: Total revenue was $25.4 million for the second quarter of 2016, an increase of 38% compared to the second quarter of 2015. Subscription revenue was $21.2 million for the second quarter of 2016, an increase of 40% compared to the second quarter of 2015, and accounted for 84% of total revenue for the period. Professional services revenue was $4.2 million for the second quarter of 2016, an increase of 30% compared to the second quarter of 2015, and accounted for 16% of total revenue for the period.
  Operating Loss: IFRS operating loss was $7.5 million for the second quarter of 2016, compared to an operating loss of $4.0 million for the second quarter of 2015. Non-IFRS operating loss was $6.8 million for the second quarter of 2016 compared to non-IFRS operating loss of $3.3 million for the second quarter of 2015.
  Net Loss: IFRS net loss was $8.1 million for the second quarter of 2016, compared to IFRS net loss of $4.3 million in the second quarter of 2015. Non-IFRS net loss was $7.3 million for the second quarter of 2016, compared to non-IFRS net loss of $3.6 million for the second quarter of 2015. IFRS net loss per diluted share was $2.02 for the second quarter of 2016, compared with $1.15 per diluted share for the second quarter of 2015. Non-IFRS net loss per diluted share was $1.84 for the second quarter of 2016, compared with $0.97 per diluted share for the second quarter of 2015.
  Free Cash Flow: Free cash flow was ($2.1) million, compared to free cash flow of ($4.3) million for the second quarter 2015, an improvement from (23%) to (8%) of revenue for the period. For the first half of 2016 we were approximately free cash flow breakeven.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial tables included in this press release below. An explanation of these measures is also included below, under the heading Non-IFRS Financial Measures.

Recent Business Highlights

  Completed initial public offering and began trading on the NASDAQ on July 29, 2016. Net proceeds from the IPO were approximately $91.6 million, after underwriting discounts and other offering costs.
  Elevated from Visionary to Leader in the 2016 Gartner Magic Quadrant for Data Integration Tools based on completeness of vision and ability to execute.
  Achieved status as an Advanced Technology Partner in the Amazon Web Services (AWS) Partner Network (APN). The elevated Partner status recognizes Talend’s customer successes and certification by AWS in the areas of Big Data, Data Warehousing, and Cloud Analytics.
  Introduced the commercial version of Talend Data Preparation, a governed self-service solution for accelerating data usage and collaboration.

Financial Outlook
Talend’s outlook assumes similar business conditions and foreign exchange rates as of July 31, 2016.

Third quarter of 2016:

  Total revenue is expected to be in the range of $26.0 million to $27.0 million.
  IFRS operating loss is expected to be in the range of $8.0 million to $7.0 million.
  IFRS net loss is expected to be in the range of $8.7 million to $7.7 million and non-IFRS net loss is expected to be in the range of $7.5 million to $6.5 million.
  IFRS net loss per diluted share is expected to be in the range of $0.31 to $0.28 and non-IFRS net loss per diluted share is expected to be in the range of $0.27 to $0.24.
  Fully diluted weighted average share count of 27.5 million shares.

Full year 2016:

  Total revenue is expected to be in the range of $103.0 million to $105.0 million.
  IFRS operating loss is expected to be in the range of $29.0 million to $27.0 million.
  IFRS net loss is expected to be in the range of $29.7 million to $27.7 million and non-IFRS net loss is expected to be in the range of $26.1 million to $24.1 million.
  IFRS net loss per diluted share is expected to be in the range of $1.15 to $1.07 and non-IFRS net loss per diluted share is expected to be in the range of $1.01 to $0.93.
  Fully diluted weighted average share count of 25.9 million shares.

These statements are forward-looking and actual results may differ materially. Refer to the Forward-Looking Statements below for information on the factors that could cause our actual results to differ materially. With respect to Talend's expectations regarding financial outlook, a reconciliation of IFRS to non-IFRS net loss has been provided in the financial statement tables included in this press release below. An explanation of these measures is also included below under the heading Non-IFRS Financial Measures.

Conference Call Information
Talend will host a conference call and live webcast for analysts and investors at 5:00 p.m. Eastern time on August 25, 2016. Parties in the United States and Canada can access the call by dialing +1 (888)-280-4443, using conference code 4680836. International parties can access the call by dialing +1 (719)-325-2289, using conference code 4680836.

The webcast will be accessible on Talend's investor relations website at http://investor.talend.com for a period of one year. A telephonic replay of the conference call will be available through Thursday, September 1, 2016. To access the replay, parties in the United States and Canada should call +1 (888)-203-1112 and enter conference code 4680836. International parties should call +1 (719)-457-0820 and enter conference code 4680836.

Non-IFRS Financial Measures
In addition to disclosing financial measures prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standard Board (‘‘IASB’’), this press release and the accompanying tables contain certain non-IFRS financial measures, including non-IFRS net loss and free cash flow. We define non-IFRS net loss as IFRS net loss less share-based compensation and amortization of acquired intangibles. We define free cash flow as net cash from (used in) operating activities less net cash used in investing activities for purchases of property and equipment and intangible assets. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Talend considers these non-IFRS financial measures to be important because they provide useful measures of its operating performance, exclusive of unusual events or factors that do not directly affect what Talend considers to be its core operating performance, and are used by Talend’s management for that purpose. In addition, investors often use similar measures to evaluate the operating performance of a company. Non-IFRS financial measures are presented for supplemental informational purposes only for understanding the company’s operating results. The non-IFRS financial measures should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS financial measures presented by other companies. Please see the reconciliation of non-IFRS financial measures to the most directly comparable IFRS measure attached to this release below.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, our anticipated operating results for the third quarter and 2016 fiscal year, our expectations regarding the evolution of our marketplace and the goals for our Talend Data Fabric and our belief that we are well positioned to capitalize on the growing trend of Hadoop, Spark, and cloud adoption. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances, including without limitation risks and uncertainties related to our ability to continue to deliver and improve our products and successfully develop new products; customer acceptance and purchase of our existing products and new products; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; competition from other products and services; and general market, political, economic and business conditions.

The foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our 424(b) prospectus dated July 28, 2016 filed with the SEC. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and on the SEC’s website at www.sec.gov. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

About Talend
Talend is a next generation leader in cloud and big data integration solutions that helps companies become data driven by making data more accessible, improving its quality and quickly moving data where it’s needed for real-time decision making. By simplifying big data through these steps, Talend enables companies to act with insight based on accurate, real-time information about their business, customers, and industry. Talend’s innovative open-source solutions quickly and efficiently collect, prepare and combine data from a wide variety of sources allowing companies to optimize it for virtually any aspect of their business. Talend (NASDAQ: TLND) is headquartered in Redwood City, CA. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

TALEND, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016

Revenue
Subscriptions	$15,163	$21,222	$28,923	40,519
Professional services	3,201	4,159	6,482	7,618
Total revenue	18,364	25,381	35,405	48,137
Cost of revenue
Subscriptions	1,977	3,065	3,981	5,559
Professional services	2,531	3,333	5,335	6,128
Total cost of revenue	4,508	6,398	9,316	11,687
Gross profit	13,856	18,983	26,089	36,450
Operating expenses
Sales and marketing	10,842	16,946	22,329	31,822
Research and development	3,839	4,889	7,364	9,166
General and administrative	3,165	4,681	6,499	8,940
Total operating expenses	17,846	26,516	36,192	49,928
Loss from operations	(3,990)	(7,533)	(10,103)	(13,478)
Finance income	6	-	236	859
Finance expense	(311)	(468)	(319)	(625)
Loss before income tax expense	(4,295)	(8,001)	(10,186)	(13,244)
Income tax (expense) benefit	2	(58)	4	(83)
Net loss for the period	$(4,293)	$(8,059)	$(10,182)	$(13,327)

Net loss per share attributable to ordinary shareholders:
Basic and diluted net loss per share	$(1.15)	$(2.02)	$(2.60)	$(3.34)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Shares used in basic and diluted net loss per share calculations	3,741	3,990	3,923	3,985

SHARE-BASED COMPENSATION EXPENSE
Total share-based compensation expense included in the Consolidated Statements of Operations is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016
	(unaudited)
Cost of revenue - subscriptions	$22	$17	$38	$34
Cost of revenue - professional services	17	17	29	32
Sales and marketing	195	210	343	389
Research and development	47	94	84	207
General and administrative	250	312	450	619
Total share-based compensation expense	$531	$650	$944	$1,281

TALEND, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 31, 2015	June 30, 2016

Assets
Current assets:
Cash and cash equivalents	$6,930	$8,445
Trade receivables, net	26,862	28,300
Other current assets	4,976	7,723
Total current assets	38,768	44,468
Non-current assets:
Property and equipment, net	2,397	2,739
Goodwill	3,005	3,054
Intangible assets, net	834	691
Other non-current assets	3,057	3,044
Total non-current assets	9,293	9,528
Total assets	$48,061	$53,996
Liabilities
Current liabilities:
Trade and other payables	$15,331	$18,041
Provisions	536	526
Deferred revenue	49,679	61,894
Borrowings	151	12,198
Total current liabilities	65,697	92,659
Non-current liabilities:
Provisions	272	319
Deferred revenue	24,584	25,256
Borrowings	9,991	15
Total non-current liabilities	34,847	25,590
Total liabilities	100,544	118,249
Equity
Share capital	2,450	2,457
Share premium	94,931	95,212
Foreign currency translation reserve	2,014	2,002
Share-based payments reserve	4,580	5,861
Other reserves	8,371	8,371
Accumulated losses	(164,829)	(178,156)
Total shareholders’ equity (deficit)	(52,483)	(64,253)
Total liabilities and shareholders' equity (deficit)	$48,061	$53,996

TALEND, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,
	2015	2016

Cash flows from operating activities:
Net loss for the period	$(10,182)	$(13,327)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	468	565
Amortization of intangible assets	251	159
Unrealized gain foreign exchange	(83)	(650)
Non-cash finance costs	13	44
Share-based compensation	944	1,281
Income tax for the period	(4)	(83)
Changes in operating assets and liabilities:
Trade receivables	1,993	(1,545)
Other assets	666	(482)
Trade and other payables	866	1,469
Provisions	(139)	(87)
Deferred income	1,534	13,250
Net cash (used in) from operating activities	(3,674)	594
Cash flows from investing activities:
Acquisition of property and equipment	(288)	(922)
Net cash used in investing activities	(288)	(922)
Cash flows from financing activities:
Proceeds from issuance of ordinary and preferred shares	139	288
Deferred share issuance costs	—	(854)
Proceeds from borrowings	1,930	2,000
Repayment of borrowings	(816)	(47)
Net cash from financing activities	1,253	1,387
Net increase (decrease) in cash and cash equivalents	(2,709)	1,059
Cash and cash equivalents at beginning of the period	9,191	6,930
Effect of exchange rate changes on cash and cash equivalents	181	456
Cash and cash equivalents at end of period	$6,663	$8,445

TALEND, INC.
IFRS to Non-IFRS Reconciliations
(In thousands)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Operating loss:
	Three Months Ended June 30,
	2015	2016

IFRS operating loss	$(3,990)	$(7,533)
Share-based compensation expense	531	650
Amortization of acquired intangibles	124	80
Non-IFRS operating loss	$(3,335)	$(6,803)

Net loss:
	Three Months Ended June 30,
	2015	2016

IFRS net loss	$(4,293)	$(8,059)
Share-based compensation expense	531	650
Amortization of acquired intangibles	124	80
Non-IFRS net loss	$(3,638)	$(7,329)

Weighted-average shares outstanding used in computing Non-IFRS per share amounts	3,741	3,990

Net loss per share:
IFRS net loss per share - diluted	$(1.15)	$(2.02)
Plus: Share-based compensation expense	0.15	0.16
Plus: Amortization of acquired intangibles	0.03	0.02
Non-IFRS net loss per share - diluted	$(0.97)	$(1.84)

Gross profit:
	Three Months Ended June 30,
	2015	2016

IFRS gross profit	$13,856	$18,983
Share-based compensation expense	40	34
Amortization of acquired intangibles	-	-
Non-IFRS gross profit	$13,896	$19,017

IFRS gross margin	75%	75%
Non-IFRS gross margin	76%	75%

Cost of revenue:
	Three Months Ended June 30,
	2015	2016

IFRS Cost of revenue	$(4,508)	$(6,398)
Share-based compensation expense	40	34
Amortization of acquired intangibles	-	-
Non-IFRS cost of revenue	$(4,468)	$(6,364)

Operating expenses:
	Three Months Ended June 30,
	2015	2016

Operating expenses	$(17,846)	$(26,516)
Share-based compensation expense	491	616
Amortization of acquired intangibles	124	80
Non-IFRS operating expenses	$(17,231)	$(25,820)

Sales and marketing:
	Three Months Ended June 30,
	2015	2016

Sales and marketing	$(10,842)	$(16,946)
Share-based compensation expense	195	210
Amortization of acquired intangibles	-	-
Non-IFRS sales and marketing	$(10,647)	$(16,736)

Research and development:
	Three Months Ended June 30,
	2015	2016

Research and development	$(3,839)	$(4,889)
Share-based compensation expense	47	94
Amortization of acquired intangibles	76	33
Non-IFRS research and development	$(3,716)	$(4,762)

General and administrative:
	Three Months Ended June 30,
	2015	2016

General and administrative	$(3,165)	$(4,681)
Share-based compensation expense	250	312
Amortization of acquired intangibles	48	47
Non-IFRS general and administrative	$(2,867)	$(4,322)

TALEND, INC.
Free Cash Flow
(In thousands)
(unaudited)

The following table details our free cash flow for the three months ended June 30, 2015 and 2016, as well as for the six months ended June 30, 2015 and 2016, and a reconciliation to the most directly comparable IFRS measure for such period:

Free cash flow:
	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2016	2015	2016

Net cash (used in) from operating activities	(4,073)	(1,618)	(3,674)	594
Less: Acquisition of property and equipment	189	445	288	922
Free cash flow	$(4,262)	$(2,063)	$(3,962)	$(328)

TALEND, INC.
IFRS to Non-IFRS Reconciliations for Net Loss and EPS Guidance
(In millions)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Guidance for the third quarter and full year 2016:
	Three Months Ended		Year Ended December 31, 2016
	Low	High	Low	High

IFRS net loss	$(8.7)	$(7.7)	$(29.7)	$(27.7)
Share-based compensation expense	1.1	1.1	3.3	3.3
Amortization of acquired intangibles	0.1	0.1	0.3	0.3
Non-IFRS net loss	$(7.5)	$(6.5)	$(26.1)	$(24.1)

Weighted-average shares outstanding used in computing IFRS and Non-IFRS per share amounts	27.5	27.5	25.9	25.9

Net loss per share:
IFRS net loss per share - diluted	$(0.31)	$(0.28)	$(1.15)	$(1.07)
Plus: Share-based compensation expense	0.04	0.04	0.14	0.13
Plus: Amortization of acquired intangibles	0.0	0.0	0.0	0.0
Non-IFRS net loss per share - diluted	$(0.27)	$(0.24)	$(1.01)	$(0.93)

CONTACT:
Investor Contact:
The Blueshirt Group for Talend
Cynthia Hiponia or Erin Rheaume, 650-268-5018
ir@talend.com
or
Media Contact:
Talend
Chris Taylor, 650-268-5024
Vice President, Corporate Communications
Ctaylor@Talend.com